BB

2-3-15

RECEIVED
MAR 01 2005
SEC MAIL PROCESSING SECTION
WASH, D.C. 185

SECURITIES AND EXCHANGE COMMISSION

05038790

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SEC FILE NUMBER
8-50035

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comprehensive Programs, Inc. d/b/a CPI Capital

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

513 Centennial Blvd.,
(No. and Street)

Voorhees (City) New Jersey (State) 08043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gayle Mergenthal 856-874-1250 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolis and Company
(Name — *if individual, state last, first, middle name*)

401 E City Avenue, Suite 600 (Address) Bala Cynwyd (City) PA (State) 19004 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary D DeVicci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comprehensive Programs, Inc d/b/a/ CPI Capital, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

GAIL BOYCKS
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 1/30/2008

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. no
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. no

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

TABLE OF CONTENTS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Comprehensive Programs, Inc.
D/B/A CPI Capital
Voorhees, New Jersey

We have audited the accompanying statement of financial condition of Comprehensive Programs, Inc. D/B/A CPI Capital as of December 31, 2004 and 2003, and the related statements of operations, stockholder's equity, comprehensive income (loss) and accumulated other comprehensive loss, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comprehensive Programs, Inc. D/B/A CPI Capital as of December 31, 2004 and 2003, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
February 1, 2005

401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004
Tel: (01) 610-667-6250 Fax: (01) 610-668-8220

41 University Drive Suite 400 Newtown, PA 18940
Tel: (01) 215-968-5081 Fax: (01) 267-757-8742

Independent Member B K R *International*
www.marg.com

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

STATEMENT OF FINANCIAL CONDITION

	DECEMBER 31, 2004	DECEMBER 31, 2003
ASSETS		
Cash and cash equivalents	$ 73,669	$ 72,803
Receivables from broker-dealers	215,663	161,439
Clearing deposit	28,110	25,244
Marketable securities	-	2,835
Equipment, net of accumulated depreciation of $3,501 and $3,476, respectively	75	100
Other assets	7,879	3,289
	$325,396	$265,710
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accrued commissions payable to agents	$ 39,407	$135,131
Accounts payable and accrued expenses	5,716	2,500
Due to parent	1,295	3,987
	46,418	141,618
Stockholder's equity:		
Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid-in capital	50,000	50,000
Retained earnings	228,878	74,457
Accumulated other comprehensive loss	-	(465)
Total stockholder's equity	278,978	124,092
	$325,396	$265,710

The notes to financial statements are an integral part of the above statement.

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2004	2003
Revenues:		
Commissions and fees	$1,831,974	$1,073,785
Interest income	603	781
Realized loss on sale of marketable securities	(619)	-
	1,831,958	1,074,566
Expenses:		
Commission expense	1,058,359	795,882
Employee compensation and benefits	133,036	125,718
Regulatory and clearing fees	50,289	40,473
Other operating expenses	77,853	40,009
Management fees	358,000	55,000
	1,677,537	1,057,082
Net income	$ 154,421	$ 17,484

The notes to financial statements are an integral part of the above statement.

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

STATEMENT OF STOCKHOLDER'S EQUITY

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL
Balance, December 31, 2002	$100	$50,000	$ 56,973		$107,073
Comprehensive income (loss):					
Net income			17,484		
Other comprehensive loss				($465)	
Total comprehensive income	—	—	—	—	17,019
Balance, December 31, 2003	100	50,000	74,457	(465)	124,092
Comprehensive income:					
Net income			154,421		154,421
Reclassification adjustment for losses realized	—	—	—	465	465
Balance, December 31, 2004	$100	$50,000	$228,878	$ -	$278,978

The notes to financial statements are an integral part of the above statement.

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

STATEMENT OF COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE LOSS

	YEAR ENDED DECEMBER 31, 2004	YEAR ENDED DECEMBER 31, 2003
Comprehensive income (loss):		
Net income	$154,421	$17,484
Other comprehensive loss:		
Unrealized holding losses on marketable securities arising during period	-	(465)
Total comprehensive income	$154,421	$17,019
Accumulated other comprehensive loss:		
Balance, January 1	($ 465)	$ -
Unrealized holding losses on marketable securities arising during period	-	(465)
Reclassification adjustment for losses realized	465	-
Balance, December 31	$ -	($ 465)

The notes to financial statements are an integral part of the above statement.

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

STATEMENT OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2004	2003
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		
Cash flows from operating activities:		
Net income	$154,421	$ 17,484
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	25	67
Loss on sale of marketable securities	619	-
(Increase) decrease in operating assets:		
Clearing deposit	(2,866)	(117)
Receivables	(54,224)	(121,280)
Other assets	(4,590)	(2,289)
Increase (decrease) in operating liabilities:		
Accrued commissions payable to agents	(95,724)	119,431
Accounts payable and accrued expenses	3,216	-
Net cash provided by operating activities	877	13,296
Cash flows from investing activities:		
Purchase of marketable securities	-	(3,300)
Proceeds from sale of marketable securities	2,681	-
Due to/from parent	(2,692)	(3,453)
Net cash (used in) investing activities	(11)	(6,753)
Net increase in cash and cash equivalents	866	6,543
Cash at beginning of year	72,803	66,260
Cash at end of year	$ 73,669	$ 72,803

The notes to financial statements are an integral part of the above statement.

1. Nature of Business and Summary of Significant Accounting Policies

Nature of business - The Company is a registered broker-dealer with the National Association of Securities Dealers and operates through Raymond James & Associates, Inc., a clearing broker-dealer, whose products include mutual fund shares, variable life insurance products and variable annuity products. The Company does not hold or receive client funds.

The Company is a 100% owned subsidiary of Comprehensive Insurance Programs, Inc. whose principal business activity is brokering insurance products that do not have an investment aspect.

Cash equivalents - Cash equivalents consist of certificates of deposit maturing within three months.

Marketable securities - Marketable securities were classified as available for sale and consisted of shares of common stock. The investments were reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholder's equity. Fair values for marketable securities were based on quoted market prices. Realized losses on the sale of marketable securities are included in earnings for the year ended December 31, 2004.

Revenue recognition - Investment advisory fees calculated as a percentage of assets under management are recognized ratably over the term of the contract. These fees are collected by a custodian and remitted to the Company. Fees for financial planning services calculated on an hourly basis are recognized as the services are provided and are collected directly from the client. Fees received in advance and not yet earned are recorded as unearned fees on the statement of financial condition. There were no unearned fees as of December 31, 2004 and 2003. Commissions are recognized in income based on the trade date of the transactions.

Receivables - Amounts due from broker-dealers are stated at the amount management expects to collect from outstanding balances. Management believes that all amounts are fully collectible.

Depreciation - Equipment is stated at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful life of the equipment.

Income taxes - The Company is treated as a Qualified Subchapter "S" Subsidiary ("QSSS") for income tax purposes. Accordingly, the tax consequences of the Company pass through to its parent company, Comprehensive Insurance Programs, Inc., and ultimately, to the stockholders of Comprehensive Insurance Programs, Inc.

Use of estimates - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Related Party Transactions

The Company and its parent make non-interest bearing advances to each other for working capital purposes, as required. The amount due to its parent was $1,295 and $3,987 at December 31, 2004 and 2003, respectively.

The parent also provides certain services to the Company for which it charged a management fee of $358,000 and $55,000 for the years ended December 31, 2004 and 2003, respectively. The parent also charged the Company, during 2004, for a portion of certain shared operating expenses such as rent, telephone and office expenses. These charges amounted to approximately $26,000.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. As of December 31, 2004 and 2003, the Company had net capital of $73,147 and $75,570, respectively, which was $23,147 and $25,570, respectively, in excess of the required net capital of $50,000 at December 31, 2004 and 2003. The Company's net capital ratio was .63 to 1 at December 31, 2004 and 1.87 to 1 at December 31, 2003.

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

	YEAR ENDED DECEMBER 31, 2004	2003
NET CAPITAL		
Total stockholder's equity	$278,978	$124,092
Deduct stockholder's equity not allowable for net capital	-	-
Total stockholder's equity qualified for net capital	278,978	124,092
Deductions and/or charges:		
Non-allowable assets:		
Non-allowable receivables	149,070	-
Clearing deposit	28,110	25,244
Management fees receivable	18,538	15,287
12b-1 receivables from broker-dealers	2,159	4,177
Equipment, net	75	100
Other assets	7,879	3,289
	205,831	48,097
Net capital before haircuts on securities positions	73,147	75,995
Haircuts on securities, 15% of $2,835	-	425
Net capital	$ 73,147	$ 75,570
AGGREGATE INDEBTEDNESS		
Accrued commissions payable to agents	$39,407	$135,131
Accounts payable and accrued expenses	5,716	2,500
Due to parent	1,295	3,987
Total aggregate indebtedness	$46,418	$141,618
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 50,000	$ 50,000
Excess net capital	$23,147	$ 25,570
Excess net capital at 1,000 percent	$68,505	$ 61,408
Ratio: Aggregate indebtedness to net capital	.63 to 1	1.87 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIa of Form X-17A-5 as of December 31, 2004 and 2003)
There is no difference from the Company's computation.

MARGOLIS & COMPANY P.C.
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Comprehensive Programs, Inc.
D/B/A CPI Capital
Voorhees, New Jersey

In planning and performing our audit of the financial statements of Comprehensive Programs, Inc. D/B/A CPI Capital (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's ("SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

401 E. City Avenue Suite 600 Bala Cynwyd, PA 19004
Tel: (01) 610-667-6250 Fax: (01) 610-668-8220

41 University Drive Suite 400 Newtown, PA 18940
Tel: (01) 215-968-5081 Fax: (01) 267-757-8742

Independent Member B K R *International*
www.marg.com

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Margolis & Company P.C.
Certified Public Accountants

Bala Cynwyd, PA
February 1, 2005